NEEDHAM & COMPANY, LLC
(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Needham & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue, 10th Floor
(No. and Street)

New York	New York	10177-1099
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Flordaliso 212-705-0363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

4 Times Square, 151 W 42nd Street, 19th Floor	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, John J. Prior, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Needham & Company, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

SALVATORE A. MERLINO STATE OF NEW YORK NOTARY PUBLIC Qualified in New York County 01ME6326003 MY COMMISSION EXPIRES June 8, 2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2019

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	
Statement of Financial Condition	1
Notes to Statement of Financial Condition	2



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Needham & Company, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Needham & Company, LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

RSM US LLP

New York, New York
February 28, 2020

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

NEEDHAM & COMPANY, LLC
(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$	2,492,575
Receivable from clearing broker		13,236,252
Securities owned, at fair value		300,374
Fees and concessions receivable		6,849,758
Receivables from Parent and affiliate		4,219,386
Operating Lease Right-of-Use Asset		10,778,962
Furniture, equipment, and leasehold improvements at cost (net of accumulated depreciation and amortization of $3,651,678)		6,117,427
Other assets		3,819,004
Total assets	$	47,813,738

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$	5,154,702
Payable to Parent and Affiliate		1,088,755
Operating Lease Obligation		14,717,149
Income tax and deferred payable		170,873
Securities sold, not yet purchased, at fair value		1,135
Total liabilities		21,132,614

Commitments and Contingencies

Member's equity		26,681,124
Total liabilities and member's equity	$	47,813,738

See accompanying notes to financial statements.

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2019

(1) Organization and Description of Business

Needham & Company, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company provides a full range of investment banking and brokerage services to corporate clients. The Company is a market maker primarily in emerging growth stocks in the technology, healthcare, and consumer industries, and deals with institutional investors. The Company also underwrites securities in these industries, acting as both a lead underwriter as well as a member of syndicate groups.

The Company is a direct subsidiary of Needham Holdings, LLC, which is wholly owned by The Needham Group, Inc. (the Parent). Dividends to the Parent are paid through Needham Holdings, LLC and are required to conform to the applicable regulatory requirements.

Pursuant to agreements between the Company and its correspondent clearing broker, Pershing, LLC (the Clearing Broker), proprietary and customer securities transactions affected by the Company are introduced and cleared on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies:

(a) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. At December 31, 2019, the Company's cash equivalents consist of money market funds.

(c) Receivable from Clearing Broker

Receivable from clearing broker represents the amounts receivable in connection with the trading of proprietary positions and the commissions associated with customer securities transactions and other cash holdings.

(d) Securities Transactions

Securities owned, at fair value, and securities sold, not yet purchased, at fair value on the statement of financial condition consist of financial instruments carried at fair value with related unrealized gains and losses recognized in principal transactions on the statement of income. The fair value of a financial

2   (Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2019

instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair values of the financial instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. To the extent certain financial instruments trade infrequently or are nonmarketable and, therefore, have little or no price transparency, the Company values these instruments based on management's estimates.

(e) *Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements are reported at historical cost, net of accumulated depreciation or amortization. Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful life of the improvement or the term of the underlying leases, which range from 5 to 12 years.

(f) *Income Taxes*

For U.S. federal, state, and local tax purposes, the Company is a single member limited liability company that has elected to be disregarded for income tax purposes. However, for financial accounting purposes, the Company recognizes taxes as if it files a separate tax return on a stand-alone basis, consistent with the liability method prescribed by Accounting Standards Codification (ASC) 740, *Income Taxes.* Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10, *Income Taxes.* ASC 740-10 requires recognition and measurement of a tax position taken that is more likely than not to be sustained, and provides guidance on derecognition, classification, interest and penalties, and disclosure.

(g) *Accounting Developments*

ASU 2016-13 – Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13, ""Measurement of Credit Losses on Financial Instruments." ASU 2016-13 adds a current expected credit loss ("CECL") impairment model to U.S. GAAP that is based on expected losses rather than incurred losses. Modified retrospective adoption is required with any cumulative-effect adjustment recorded to retained earnings as of the beginning of

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2019

the period of adoption. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within the year of adoption. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company will adopt ASU 2016-13 in fiscal year 2020. The Company is currently evaluating the application of the CECL impairment model on its allowance for uncollectible amounts for accounts receivable.

ASC Topic 842 - Leases

In February 2016, the FASB issued ASU 2016-02, "Leases" ("ASU 2016-02"), creating ASC Topic 842 – Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 also includes disclosure requirements to provide more information about the amount, timing and uncertainty of cash flows arising from leases. Lessor accounting is substantially unchanged compared to the current accounting guidance. Under the current lessee accounting model, the Company is required to distinguish between finance leases, which are recognized on the balance sheet, and operating leases, which are not. ASU 2016-02 will require lessees to present a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with a lease term of greater than twelve months. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, and for interim periods within those annual reporting periods. The Company adopted ASU 2016-02 on January 1, 2019. The Company's implementation efforts have included identifying the population contracts which will be within the scope of the standard and implementing other process changes to enable the Company to comply with the accounting requirements of this guidance. The impact of adopting ASU 2016-02 was an increase of $16.6 million to the Company's assets and liabilities for the operating lease right-of-use assets and operating lease obligations on the statement of financial condition. Upon adoption, the Company also reclassified $2.0 million of deferred rent from accounts payable and accrued expenses to operating lease obligations on the statement of financial condition. Differences in the operating lease right-of-use asset and operating lease obligations are due to straight-lining rent expense and the resulting deferred rent. There was no net impact to the statement of operations.

(3) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2019, securities owned and securities sold, but not yet purchased by the Company, consist of principally U.S. equity and debt securities.

All securities owned are pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or re-pledge the securities to others subject to certain limitations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected on the statement of financial condition.

(Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2019

(4) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consisted of the following at December 31, 2019:

Computer equipment	$	952,196
Furniture and equipment		1,037,096
Office machinery		883,844
Software		232,526
Leasehold improvements		6,663,443
Total cost		9,769,105
Less accumulated depreciation and amortization		(3,651,678)
Total fixed assets, net	$	6,117,427

(5) Income Taxes

The Company is a qualified Subchapter S subsidiary treated as a disregarded entity of the Parent for federal state and local tax purposes. The Company computes its current and deferred tax provision on its stand-alone income using the Parent's apportionment factor on a modified separate company method.

Because the Parent is an S Corporation, the Parent's tax liability only relates to state and local taxes. Therefore, the effective tax rate is a result of state and local taxes. At December 31, 2019, there was a deferred tax asset of $150,177 primarily related to deferred rent expenses, which is included in other assets on the statement of financial condition and a deferred tax liability of $170,873 related to depreciation, which is reported in liabilities on the statement of financial condition. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is recorded. There are no unrecognized tax benefits as of December 31, 2019.

(6) Compensation and Profit Sharing Plans

The Company maintains a 401(k) salary deferral and profit sharing plan covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employees' contributions up to a maximum of 50% of the first 6% of each employee contribution.

(Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2019

(7) Commitments and Contingencies

The Company has office space in New York, Massachusetts, California, Minnesota, and Illinois. The Company has entered into operating leases, which also contain certain escalation clauses. At December 31, 2019, the expected future minimum lease payments under such leases are as follows:

2020	$	2,577,066
2021		2,488,736
2022		2,226,314
2023		1,664,343
2024		1,664,343
2025 and thereafter		5,686,506
Total commitments and contingencies		16,307,308
Present value discount		(1,590,159)
Lease liability	$	14,717,149

The Company has two irrevocable letters of credit with a commercial bank supporting obligations under the Company's New York lease (expiring May 31, 2028) and Boston lease (expiring on April 30, 2022). Cash in the amounts of $1,375,421 and $126,418, respectively, has been set aside as collateral. Letters of credit are included in other assets on the statement of financial condition.

The Company, in the normal course of business, has been named as a defendant in various legal proceedings. Additionally, from time to time, the Company is involved in regulatory investigations. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, the Company does not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2019, and were subsequently settled had no material effect on the financial statements as of that date.

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2019, no amounts were recorded under such agreement as no loss is expected.

(Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2019

(8) Operating Leases

Effective January 1, 2019, the Company adopted the amended provisions of Financial Accounting Standards Codification Topic 842, "Leases", using the modified retrospective approach, impacting the reporting and disclosures for operating leases. The core principle of Topic 842 is that a lessee should recognize in the statement of financial condition a liability representing the present value of future lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset over the lease term, as well as the disclosure of key information about operating lease arrangements. Refer to Note 2 (g) – Accounting Developments.

The Company has operating leases on a number of its branches and its main office in New York. The Company leases real estate with lease terms generally from 5 to 10 years, some of which have renewal options. As these extension options are not generally considered reasonably certain of renewal, they are not included in the lease term. The Company is not a lessee in any contracts classified as financing leases.

(in thousands)		Year Ended December 31,2019
Cash paid for amounts included in the measurement of lease liabilities for operating leases	$	2,914
Right-of-use assets obtainied in exchange for lease liabilities	$	10,779
		December 31,2019
Weighted average remaining lease term (in years)		7.30
Weighted average discount rate		6.7%

(9) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or the amount determined in accordance with SEC market maker Rule 15c3-1(a)(4). At December 31, 2019, the Company had net capital of $5,658,865, which is $4,658,865 in excess of required net capital under the SEC market maker rule of $1,000,000. The Company is exempt from SEC Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash. Advances to affiliates, and other equity withdrawals, including dividends are subject to certain notification and other provisions of the Net Capital Rule and other regulatory bodies.

Proprietary balances held at the Clearing Broker, or proprietary accounts of introducing brokers (PAIB assets), are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the Clearing Broker, which require, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

(Continued)

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2019

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital. At December 31, 2019, the Company was in compliance with this requirement.

(10) Related-Party Transactions

The Company pays for certain expenses on behalf of the Parent and affiliate, which are reimbursed monthly. These include office space, office equipment and supplies, furniture, fixtures and leasehold improvements, utilities, printing and stationary, insurance, publications and subscriptions, payroll administration, benefits administration and other necessary human resource services, data processing and computer services, telecommunication technology, and other miscellaneous day-to-day operational and facilities related expenses. Amounts due to the Company from the Parent and affiliate related to these expenses are settled based on estimates each month. This estimated settlement is reconciled and adjusted, if necessary, once the final expense allocation is complete. At December 31, 2019, $4,219,386 was receivable from the Parent and affiliate.

At December 31, 2019, payables to Parent and affiliate primarily include amounts owed related to income taxes and accrued but unpaid expenses or dividends.

Dividend payable to Parent	$	977,514
Income tax expense to Parent		111,241
Payables to Parent and affiliate	$	1,088,755

(11) Concentrations of Credit Risk

The Company conducts substantially all of its principal trading activities through the Clearing Broker based in the New York metropolitan area. At December 31, 2019, all marketable principal security positions were in the possession or control of its Clearing Broker. Significant credit exposure may result in the event that the Company's Clearing Broker is unable to fulfill its contractual obligations.

The Company's cash and cash equivalents are primarily held at two financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to private placements of securities and financial advisory services.

(12) Fair Value Measurements

The fair value hierarchy under ASC 820, *Fair Value Measurements and Disclosures*, prioritizes the inputs to valuation techniques used to measure fair value. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2019

fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or where active markets do not exist, they may not have readily determinable fair values. In these instances, the Company estimates fair value using pricing models that utilize available information that management deems most relevant.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured.

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified:

Equity securities: Level 1 equity securities are valued based on closing market prices from the exchange where the security is traded. Level 3 equity securities are valued based on purchase price and adjusted for significant events that would impact overall value.

Debt instruments: Debt instruments are valued using inputs that are observable and significant to the fair value measurement, and are classified within Level 2.

Warrants: Warrants in public companies are valued using a Black-Scholes valuation model, based on observable inputs directly related to the warrants. These warrants are classified within Level 3. Warrants provide the holder the right to purchase securities from the issuer, and may be received in connection with certain advisory transactions. The Company estimates the fair value of warrants using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2019

condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, comparable company analyses, and other factors generally pertinent to the valuation of financial instruments. Realized and unrealized gains and losses related to changes in the fair value of warrants are included in principal transactions on the statement of income. At December 31, 2019 the Company did not hold any Warrants.

Cash, receivables from clearing broker and fees and concessions receivable are recorded at amounts that approximate fair value due to their highly liquid nature and short-term maturity.

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations monthly.

The following table provides fair value information related to the Company's financial assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets:				
Equity securities	$ 374	—	—	$ 374
Municipal Bond		300,000		300,000
Total assets	$ 374	300,000	—	$ 300,374
Liabilities:				
Equity securities	$ 1,135	—	—	$ 1,135
Total liabilities	$ 1,135	—	—	$ 1,135

Cash equivalents amounting to $1,333,501 are level 1 securities.

There were no transfers between Level 1, Level 2 and Level 3 of the fair value hierarchy during the year ended December 31, 2019.

(Continued)

(13) Subsequent Events

Events that occur after the date of the statement of financial condition but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the date of the statement of financial condition are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the date of the statement of financial condition require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 28, 2020, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Needham & Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Needham & Company, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Needham & Company, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions) and (b) Needham & Company, LLC stated that Needham & Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Needham & Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Needham & Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

New York, New York
February 28, 2020



Needham & Company, LLC 250 Park Avenue, 10ᵗʰ Floor New York, NY 10177-1099   (212) 371-8300

Needham & Company, LLC Exemption Report

Needham & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Needham & Company, LLC

I, John J. Prior Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Chief Executive Officer

February 28, 2020